June 4, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:	HubSpot, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 14, 2024
File No. 001-36680

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Kate Bueker, Chief Financial Officer of HubSpot, Inc, (the “Company”), dated May 24, 2024 (the “Comment Letter”) related to the above referenced filing. For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Investments, page 75

1. Please tell us and revise future filings to clarify how your impairment policy for debt investments classified as available-for-sale securities complies with the guidance in ASC 326-30-35. In this regard, we note your policy involves making a determination as to whether the unrealized loss is other-than-temporary. Provide us with your analysis of the materiality of the impact from any correction of your policy.

Response:

We respectfully acknowledge the Staff’s comment and we advise that we will update our Summary of Significant Accounting Policies disclosure in future filings to provide further clarity on our policy for debt investments classified as available-for-sale securities and how it complies with ASC 326-30-35. We note that within the Summary of Significant Accounting policies, our investments accounting policy on page 75 states that debt investments are considered to be impaired when a decline in fair value below cost basis is determined to be other-than-temporary. The policy then references a variety of factors that are considered to determine whether the debt investments require an impairment that would be recorded in the consolidated statements of operations. We do note, however, that the policy could be more clear in referencing the factors used to determine any potential expected credit losses or non-credit losses related to unrealized losses for debt investments classified as available-for-sale securities. We will revise our Form 10-K for the Fiscal Year Ended December 31, 2024 to clarify our policy by including the updated language below but do note that the clarification of the language does not result in any changes to previous accounting conclusions. The italicized language below represents the key additions that will be made to the policy disclosure.

“Investments — Investments consist of commercial paper, corporate debt securities, U.S. Treasury securities, and U.S. Government agency securities. Securities having remaining maturities of more than three months at the date of purchase and less than one year from the date of the balance sheets are classified as short-term, and those with maturities of more than one year from the date of the balance sheet are classified as long-term in the consolidated balance sheets. The Company classifies its debt investments with readily determinable market values as available-for-sale. These debt investments are classified as investments on the consolidated balance sheets and are carried at fair market value.

For available-for-sale debt securities, any realized gains and losses are determined based on the specific identification method and are reported in other (expense) income in the consolidated statements of operations. For securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that the Company will be required to sell the security before the recovery of its entire amortized cost basis. If either of these criteria is met, the security’s amortized cost basis is written down to fair value through other (expense) income in the consolidated statements of operations. It is noted that the Company does not intend to sell these investments and it is more likely than not that the Company will not be required to sell these investments before recovery of their amortized cost basis.

If neither of the above criteria is met, the Company further assesses whether the decline in fair value below amortized cost is due to credit or non-credit related factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, credit ratings, the financial health of the industry and sector of the issuer, the overall risk profile of the securities, overall macroeconomic conditions, and more. Any credit-related unrealized losses are recognized as an allowance on the consolidated balance sheets with a corresponding charge in other (expense) income in the consolidated statements of operations. Non-credit related unrealized losses and unrealized gains on available-for-sale debt securities are included in accumulated other comprehensive income (loss). In considering the underlying risk of its portfolio, the Company notes that it has a zero-loss expectation for U.S. treasury and U.S. government agency securities, which represents the majority of its debt investment available-for-sale securities portfolio. As of [December 31, 2023 and 2022], no allowance for credit losses in investments was recorded.”

Leases, page 77

2. You indicate that operating lease liabilities and related expenses are recorded as incurred for short-term leases. Please tell us and revise future filings to clarify how your policy complies with the guidance in ASC 842-20-25-2 that, although variable lease payments should be recognized as incurred, lease payments should be recognized on a straight-line basis over the lease term.

Response:

We respectfully acknowledge the Staff’s comment and we advise that we will update our Summary of Significant Accounting Policies disclosure in future filings to provide further clarity as it relates to our lease accounting policy. We note that within the Summary of Significant Accounting policies, our lease accounting policy disclosure on page 77 states that related expenses for operating leases with a duration of 12 months or less are recorded as incurred. The disclosure of our policy does not clearly state that the Company does record lease payments on a straight-line basis over the term of the lease, which complies with ASC 842-20-25-2. We will revise our Form 10-K for the Fiscal Year Ended December 31, 2024 to clarify our policy by including the following language:

“Operating leases with a duration of 12 months or less are excluded from ROU assets and operating lease liabilities. Lease payments are recognized on a straight-line basis over the lease term and variable lease payments are recognized as incurred.”

Leases, page 77

3. We note your disclosure that the net present value of future lease payments is determined using the Company’s incremental borrowing rate because your operating leases do not provide an implicit rate. Tell us how your determination of the discount rate for the lease complies with the guidance in ASC 842-20-30-3. That is, even though your operating leases do not provide an implicit rate, explain whether the rates implicit in any of your leases are readily determinable from information provided in the lease.

Response:

We respectfully acknowledge the Staff’s comment and we advise that our determination of discount rates by using the Company’s incremental borrowing rate complies with the guidance in ASC 842-20-30-3. We note that per ASC 842-20-30-3 a lessee should use the rate implicit in the lease whenever that rate is readily determinable. If the rate implicit in the lease is not readily determinable, a lessee uses its incremental borrowing rate. In response to the specific comment by the Staff, we note that the information necessary to determine the discount rate implicit in all of our material leases is not readily available and therefore, use of the incremental borrowing rate complies with the guidance in ASC 842-20-30-3. More specifically, the Company notes that we cannot determine the estimated residual value for the lessor or the initial direct costs incurred by the lessor, both of which are values we would need to determine the rate implicit in the lease. All of our material operating leases do not include an automatic transfer of title or a bargain purchase option, as well, which would imply the estimated residual value is zero. In addition, we cannot conclude that any reasonable amount of initial direct costs would have an insignificant effect on the rate, as we are not able to obtain this information directly from the lessor given the sensitive nature of the information and the potential impact it could have on existing or future lease negotiations. As a result, the rate implicit in the lease is not readily determinable, and the Company must use its incremental borrowing rate for purposes of classifying the lease and measuring the right-of-use asset and lease liability.

Stock-Based Compensation, page 80

4. We note your disclosure that stock-based compensation costs for awards with performance conditions is recognized on the graded vesting attribution method over the requisite service period. Please tell us and disclose in future filings what consideration was given to the guidance in ASC 718-10-30-28 that compensation costs for awards with performance conditions should be recognized if and when it is probable that the performance target will be achieved.

Response:

We respectfully acknowledge the Staff’s comment and we advise that we will update our Summary of Significant Accounting Policies disclosure in future filings to provide further clarity as it relates to stock-based compensation costs for awards with performance conditions. We note that within the Summary of Significant Accounting policies, our stock-based compensation accounting policy disclosure on page 80 states that stock-based compensation costs for awards with performance conditions are recognized on the graded vesting attribution method over the requisite service period. The disclosure of our policy does not describe that awards with performance conditions are only recognized when it becomes probable that the performance target will be achieved, which complies with ASC 718-10-30-28. We note that at each interim reporting period, we do assess whether it is probable that the performance target will be achieved and only record stock-based compensation costs to the extent that it is determined that it is probable that the performance target will be achieved. We will revise our Form 10-K for the Fiscal Year Ended December 31, 2024 to clarify our policy by including the following language:

“Stock-based compensation costs for awards with time-based service condition is recognized on a straight-line basis over the requisite service period and stock-based compensation costs for awards with performance conditions is recognized on the graded vesting attribution method over the requisite service period when it becomes probable that the performance target will be achieved. If the performance condition becomes probable of being achieved before the end of the requisite service period, the remaining compensation costs are recognized over the remaining requisite service period.”

As always, we appreciate the Staff’s review and comments. Please contact the undersigned at the contact information you have on file if you have any questions or comments.

Sincerely,

/s/ Kate Bueker
Kate Bueker
Chief Financial Officer

cc:	Alyssa Harvey Dawson, Chief Legal Officer and Secretary
Joseph C. Theis, Goodwin Procter LLP